UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

JERASH HOLDINGS (US), INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47632P101

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47632P101	Schedule 13G

1	NAMES OF REPORTING PERSONS	Ng Tsze Lun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION	Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	1,324,631 (1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER	1,324,631 (1)
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,324,631 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).	11.4% of Common Stock (2)
12	TYPE OF REPORTING PERSON (See Instructions)	IN

(1) Includes (i) 988,594 shares of common stock held by Ng Tsze Lun (“Mr. Ng”); and (ii) immediately exercisable stock option grants entitling Mr. Ng to purchase 336,037 shares granted on April 9, 2018 pursuant to the Jerash Holdings (US), Inc. Stock Incentive Plan, which expire on April 9, 2023.

(2) Based on 11,325,000 shares of Jerash Holdings (US), Inc. common stock outstanding as of November 12, 2018 as reported in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2018.

Schedule 13G

Item 1.

(a)	Name of Issuer

Jerash Holdings (US), Inc.

(b)	Address of Issuer’s Principal Executive Offices

260 East Main Street, Suite 2706, Rochester, NY 14604

Item 2.

(a)	Name of Person Filing

Ng Tsze Lun

(b)	Address of Principal Business Office or, if none, Residence

19/F, Ford Glory Plaza

37-39 Wing Hong Street

Cheung Sha Wan, Kowloon, Hong Kong

(c)	Citizenship

Hong Kong

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

CUSIP No. 47632P101

Schedule 13G

Item 3.	If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: [Not applicable]

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)19 of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned.

See item 9 on Cover Page to this Schedule 13G.

(b)	Percent of class:

See item 11 on Cover Page to this Schedule 13G.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See item 5 on Cover Page to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote

See item 6 on Cover Page to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of

See item 7 on Cover Page to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of

See item 8 on Cover Page to this Schedule 13G.

Schedule 13G

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

/s/ Ng Tsze Lun
Signature

Ng Tsze Lun
Name

An Individual